December 15, 2009
VIA EDGAR TRANSMISSION
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549-0303
Mail Stop 4720
Attention:	Kevin W. Vaughn Accountant Branch Chief

RE:	Credit Acceptance Corporation Form 10-K for Fiscal Year Ended December 31, 2008 Form 10-Q for the Period Ended September 30, 2009 File No. 0-20202
Ladies and Gentlemen:
     Credit Acceptance Corporation (the “Company”) has received the additional comments from the staff of the Division of Corporate Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in a letter from Kevin W. Vaughn, Accountant Branch Chief, dated December 1, 2009, regarding the Commission’s review of the above-referenced Company filing (the “Comment Letter”). The Company is currently considering your comments and gathering the necessary information to formulate an appropriate response. As a result, the Company is requesting additional time to fully consider the matter and formulate its response. The Company believes that it will be in a position to deliver a letter responding to your comments on or before Wednesday, December 23, 2009.
     If the Staff has any questions or requires additional information regarding this request for additional time to respond, please contact the undersigned at (248) 353-2700 x4575 Facsimile transmissions may be sent to the undersigned at (866) 743-2743.

Very truly yours, CREDIT ACCEPTANCE CORPORATION
By:	/s/ Kenneth S. Booth
	Name:	Kenneth S. Booth
	Title:	Chief Financial Officer

cc:	Sharon Blume (Securities and Exchange Commission)